Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 16, 2019

Hecla Mining Investors:

The United Steelworkers (USW) urges shareholders to vote AGAINST Proposal 4 – Approval of Amendments to and restatement of our Hecla Mining Company 2010 Stock Incentive Plan.

Hecla Mining held its 2019 Q1 Earnings Call on May 9, and the news from the company was not good. CFO Lindsay Hall said that in the first quarter, the company reported a loss applicable to common shareholders of $25.7 million, compared to a net income of $8.1 million for Q1 of 2018. He attributed this $33.8 million difference to losses at the company’s operations in Nevada and Casa Berardi.

CEO Phillips Baker disclosed that their operating metrics at the Nevada mines were unacceptable and that over the next weeks or months they will be reviewing the operations and trying to figure out how to make improvements. For now, as Mr. Baker put it, “since we don’t know the outcome of the review”, the company is suspending its annual Nevada estimates for production and cost.1

Hecla spent $462 million in cash and stock last year to purchase these Nevada assets. When they announced the acquisition in March of 2018, Baker noted their “extensive due diligence” regarding the mine operations.2 Just over one year later they have to try to figure out a new plan in Nevada and “don’t know the outcome of the review.” The United Steelworkers represents workers employed by Hecla Mining, and this concerns us. It should concern investors as well.

Nevada is not the only area of the company with problems. Baker was asked for an update on Hecla’s Montana assets, which are mired in legal trouble. The state’s Department of Environmental Quality is pursuing CEO Baker and Hecla under the “Bad Actor” statute. CEO Baker could only say that they are “continuing to go through the process”.

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1 https://finance.yahoo.com/news/hecla-mining-co-hl-q1-202542337.html

2 https://www.businesswire.com/news/home/20180319005446/en/Hecla-Acquire-High-Grade-Nevada-Gold-Mines-Acquisition

In addition to dealing with the “Bad Actor” designation in Montana, in early May a judge blocked a permit for Hecla’s Rock Creek mine project in Montana. 3

Lastly, Baker was asked about Lucky Friday negotiations and if maybe they should consider reopening the mine since they are down to two cash generating assets. He reduced the dispute down to the company’s desire to “put people where we need to put them, when we need to put them”.

Right now, the company’s hard line approach to negotiations has put its employees out on strike for over two years. Last year, Lucky Friday produced 169,041 ounces of silver, compared to 3.6 million ounces in 2016 with its regular workforce. At today’s silver price, the drop in production cost over $50 million last year alone.

When an analyst asked about putting the Lucky Friday mine back into full production, Baker restated that they do not consider Lucky Friday a core asset. This prompted the analyst to question why they spent $200 million at Lucky Friday on the #4 shaft in recent years if it is a non-core asset.

All of this bad news has had a predictable effect on the company’s stock. Already down over 70% in the last three years, since May 8 it has fallen from around $2 per share to about $1.50 per share.

We urge you to send a clear message to Hecla’s board of directors and company executives that this mismanagement is unacceptable. At Hecla’s Annual General Meeting on May 23rd, the board will ask shareholders to reinstate their 2010 stock incentive plan and approve an additional 20 million shares of stock for awards. They state that the company grants these awards partly to attract, retain, and reward key talent. We urge all of the company’s investors to take the company’s dismal performance under its current directors and executive leadership into consideration when voting to determine if stock awards are appropriate.

The USW represents workers at Hecla Mining’s Lucky Friday Mine who have been on strike for over two years. The USW and some of our members are holders of Hecla Mining. For more information, please contact Steven McCloud at 412-562-2424 or smccloud@usw.org

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

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3 https://www.fool.com/investing/2019/05/04/hecla-mining-gets-bad-news-on-a-big-growth-project.aspx